Exhibit 2.5
QUEBECOR MEDIA INC.
US$715,000,000
11 1/8% SENIOR NOTES DUE 2011

FIRST SUPPLEMENTAL INDENTURE
Dated as of December 30, 2005

U.S. Bank National Association
(successor to National City Bank)
Trustee

          FIRST SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of December 30, 2005, between Quebecor Media Inc., a company incorporated under the laws of the Province of Québec (the "Company”), and U.S. Bank National Association (as successor to National City Bank), as trustee (the “Trustee”).
          WHEREAS, the Company and the Trustee are parties to an Indenture, dated as of July 6, 2001 (the “Indenture”), pursuant to which the Company issued $715,000,000 aggregate principal amount of 11 1/8% Senior Notes due 2011 (the “Securities”);
          WHEREAS, pursuant to Section 9.02 of the Indenture, the Company and the Trustee may amend certain terms of the Indenture with the written consent of the Holders of at least a majority in aggregate principal amount of the Securities then outstanding;
          WHEREAS, the Company has offered to purchase for cash all of the Securities (the “Offer”) and has solicited consents (the “Solicitation”) to certain amendments to the Indenture (the “Proposed Amendments”) pursuant to the Company’s Offer to Purchase and Consent Solicitation Statement dated December 16, 2005;
          WHEREAS, the Company has obtained the written consent to the Proposed Amendments to the Indenture from the Holders of at least a majority in aggregate principal amount of the Securities; and
          WHEREAS, the execution and delivery of this Supplemental Indenture have been duly authorized by the parties hereto, and all conditions and requirements necessary to make this instrument a valid and binding agreement have been duly performed and complied with;
          WHEREAS, the Trustee is indemnified pursuant to Section 7.07 of the Indenture in connection with the Trustee’s execution of this Supplemental Indenture.
          NOW, THEREFORE, for and in consideration of the foregoing premises, it is mutually covenanted and agreed, for the benefit of each other and for the equal and ratable benefit of the Holders of the Securities, as follows:
ARTICLE I
AMENDMENTS TO INDENTURE
SECTION 1.01. Amendments.
          At such time as the Company delivers written notice to the Trustee that Securities representing at least a majority in aggregate principal amount of the Securities validly tendered and not validly withdrawn pursuant to the Offer have been accepted for purchase:
          (a) Sections 4.07 through 4.17 shall be amended in their entirety to read as follows:
“Section 4.07 [Intentionally Omitted]

Section 4.08 [Intentionally Omitted]
Section 4.09 [Intentionally Omitted]
Section 4.10 [Intentionally Omitted]
Section 4.11 [Intentionally Omitted]
Section 4.12 [Intentionally Omitted]
Section 4.13 [Intentionally Omitted]
Section 4.14 [Intentionally Omitted]
Section 4.15 [Intentionally Omitted]
Section 4.16 [Intentionally Omitted]
Section 4.17 [Intentionally Omitted]”
          (b) Section 5.01 shall be amended in its entirety to read as follows:
“Section 5.01 Merger, Consolidation, or Sale of Assets.
     The Company shall not directly or indirectly: (1) consolidate, merge or amalgamate with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless: (i) either (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation, merger or amalgamation (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation, limited liability company or limited partnership organized or existing under the laws of the United States, any state of the United States, the District of Columbia, Canada or any province or territory of Canada and (ii) the Person formed by or surviving any such consolidation, merger or amalgamation (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and this Indenture pursuant to agreements reasonably satisfactory to the Trustee.
     In addition, the Company shall not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This Section 5.01 shall not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and any of its Restricted Subsidiaries.”
          (c) Section 6.01 shall be amended in its entirety to read as follows:
“Section 6.01 Events of Default.
     An “Event of Default” occurs if:

     (a) the Company defaults in the payment when due of interest on, or Liquidated Damages with respect to, the Notes and such default continues for a period of 30 days;
     (b) the Company defaults in the payment when due of principal of or premium, if any, on the Notes when the same becomes due and payable at maturity, upon redemption (including in connection with an offer to purchase) or otherwise;
     (c) the Company or any Restricted Subsidiary fails to comply with any of the provisions of Section 5.01 hereof;
     (d) [Intentionally Omitted];
     (e) [Intentionally Omitted];
     (f) [Intentionally Omitted];
     (g) the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary pursuant to or within the meaning of Bankruptcy Law:
     (i) commences a voluntary case,
     (ii) consents to the entry of an order for relief against it in an involuntary case,
     (iii) consents to the appointment of a custodian of it or for all or substantially all of its property,
     (iv) makes a general assignment for the benefit of its creditors, or
     (v) generally is not paying its debts as they become due; or
     (h) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:
     (i) is for relief against the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary in an involuntary case;
     (ii) appoints a custodian of the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary or for all or substantially all of the property of the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary; or
     (iii) orders the liquidation of the Company or any of its Significant Subsidiaries or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary;
and the order or decree remains unstayed and in effect for 60 consecutive days.”

          (d) All corresponding provisions in the Securities shall be amended as set forth in Clauses (a) through (c) of this Section 1.01; all references in the Indenture or the Securities to a provision deleted pursuant to the amendments set forth in Clauses (a) through (c) of this Section 1.01 shall be deleted in their entirety from the Indenture and the Securities, and any definitions used exclusively in the provisions of the Indenture deleted pursuant to the amendments set forth in Clauses (a) through (c) of this Section 1.01 shall be deleted in their entirety from the Indenture.
ARTICLE II
GENERAL PROVISIONS
SECTION 2.01. Ratification.
          Except as hereby otherwise expressly provided, the Indenture is in all respects ratified and confirmed, and all the terms, provisions, and conditions thereof shall be and remain in full force and effect.
SECTION 2.02. Counterparts.
          The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.
SECTION 2.03. This Supplemental Indenture is a Supplement to The Indenture.
          This Supplemental Indenture is executed as and shall constitute an indenture supplemental to the Indenture and shall be construed in connection with and as part of the Indenture.
SECTION 2.04. Governing Law.
          THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.
SECTION 2.05. References to This Supplemental Indenture.
          Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this Supplemental Indenture may refer to the Indenture without making specific reference to this Supplemental Indenture, but nevertheless all such references shall include this Supplemental Indenture unless the context otherwise requires.
SECTION 2.06. Effect of This Supplemental Indenture.
          The Indenture shall be deemed to be modified as herein provided, but except as modified hereby, the Indenture shall continue in full force and effect. The Indenture as modified hereby shall be read, taken, and construed as one and the same instrument.

SECTION 2.07. Severability.
          In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
SECTION 2.08. Trust Indenture Act.
          If any provisions hereof limit, qualify, or conflict with any provisions of the TIA required under the TIA to be a part of and govern this Supplemental Indenture, the provisions of the TIA shall control. If any provision hereof modifies or excludes any provision of the TL& that pursuant to the TIA may be so modified or excluded, the provisions of the TIA as so modified or excluded hereby shall apply.
SECTION 2.09. Trustee Not Responsible for Recitals.
          The recitals contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture.
          In entering into this Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.
SECTION 2.10. Effectiveness.
          This Supplemental Indenture shall become effective upon execution by the Company and the Trustee.

          IN WITNESS WHEREOF, each of the parties hereto have caused this Supplemental Indenture to be duly executed on its behalf by its duly authorized officer as of the day and year first above written.

The Company:

QUEBECOR MEDIA INC.

By:	/s/ Mark D’Souza
Name: Mark D’Souza Title: Vice President, Finance

Trustee:

U.S. BANK NATIONAL ASSOCIATION

By:	/s/ Holly Pattison
Name: Holly Pattison Title: Vice President